
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 20, 2012

Via E-mail
Mr. R. Pierce Onthank
President
The American Energy Group, Ltd.
1 Gorham Island, Suite 303
Westport, CT 03880

> **Re: The American Energy Group, Ltd.**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **Form 10-Q for Fiscal Period Ended September 30, 2011**
> **Filed November 21, 2011**
> **File No. 0-26402**

Dear Mr. Onthank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

General

1. Please ensure that your filing conforms to the current requirements of Form 10-K. For example, revise your Form 10-K cover page to delete the references to Form 10-KSB, which was removed in 2009, and to include all of the information required by the form. For example, please add the check-box for indicating whether you have submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405

of Regulation S-T. As another example, add the check-box for indicating whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Management's Discussion and Analysis, page 18

2.   Please discuss your rate of negative cash flow per month and the period of time that your available cash can sustain current operations. In this regard, it appears that you pay your sole officer Mr. Onthank an annual salary of $240,000 and reimburse your directors for reasonable out-of-pocket expenses. In light of your cash assets of $246,061 as of June 20, 2011, please discuss how you will fund your operations for the next twelve months.

Signatures, page 27

3.   Please revise your signatures page to designate the individual serving as your principal executive officer. Please also create a separate signature block for Mr. Onthank to sign in his individual capacity, in addition to signing on behalf of the registrant. See General Instruction D(2) to Form 10-K.

Exhibits

4.   Your exhibit index is incomplete. Please revise to provide a comprehensive index, listing all of the exhibits that are required to be filed with your Form 10-K. See generally Item 601 of Regulation S-K and, for information regarding incorporating previously filed exhibits by reference, Exchange Act Rule 12b-32. For example, ensure that you have filed or incorporated by reference, as the case may be, copies of your agreements with Hycarbex–American Energy, Inc. relating to your royalty interest in future production in the Yasin Concession and your two working interests in the separate concessions operated by Heritage Oil and Gas Limited, as well as the agency agreement mentioned on page 25. Please tell us whether you have any oral or written contracts regarding the compensation of Mr. Onthank and, if so, please file these as exhibits. See Item 601(b) of Regulation S-K.

Form 10-Q for Fiscal Period Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

5.   Please expand your discussion of your liquidity and capital resources in light of the sudden cessation of the royalty payments from Hycarbex in November. Disclose discuss your rate of negative cash flow per month and what activities you funded with your cash used, the period of time that your available cash can sustain current operations and your cash needs for the next twelve months.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief